Miller/Howard High Equity Income Fund

324 Upper Brydcliffe Road

Woodstock, NY 12498

November 21, 2014

VIA EDGAR AND ELECTRONIC MAIL

Edward P. Bartz

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:             Miller/Howard High Equity Income Fund

(File Nos. 333-173849 & 811-22553)

Dear Mr. Bartz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Miller/Howard High Equity Income Fund (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 12:00  pm, Washington, D.C. time, on   Monday,  November 24, 2014, or as soon thereafter as reasonably practicable.

In connection with this request, the Registrant acknowledges that:

(a)         should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)         the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)          the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Miller/Howard High Equity Income Fund

By:	/s/ Annemarie Gilly
	Name:	Annemarie Gilly
	Title:	Chief Operating Officer, Executive Vice President and Secretary